# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lyell Immunopharma, Inc., CIK 0001806952
CUSIP: 55083R104
Title of class of securities: Common Stock par value $0.0001 per share
Address of issuer's principal executive offices: 201 Haskins Way, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001072613-22-000148
Filed by CIK 0001666306

## Reporting persons
- ARCH Venture Fund IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 36,412,716; sole dispositive power 0; shared dispositive power 36,412,716; aggregate amount beneficially owned 36,412,716 (13% of the class)
- ARCH Venture Fund IX Overage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 36,412,716; sole dispositive power 0; shared dispositive power 36,412,716; aggregate amount beneficially owned 36,412,716 (13% of the class)
- ARCH Venture Partners IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 36,412,716; sole dispositive power 0; shared dispositive power 36,412,716; aggregate amount beneficially owned 36,412,716 (13% of the class)
- ARCH Venture Partners IX Overage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 36,412,716; sole dispositive power 0; shared dispositive power 36,412,716; aggregate amount beneficially owned 36,412,716 (13% of the class)
- ARCH Venture Partners IX, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 36,412,716; sole dispositive power 0; shared dispositive power 36,412,716; aggregate amount beneficially owned 36,412,716 (13% of the class)
- Keith Crandell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 36,412,716; sole dispositive power 0; shared dispositive power 36,412,716; aggregate amount beneficially owned 36,412,716 (13% of the class)
- Clinton Bybee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 36,412,716; sole dispositive power 0; shared dispositive power 36,412,716; aggregate amount beneficially owned 36,412,716 (13% of the class)
- Robert Nelsen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 185,000; shared voting power 36,412,716; sole dispositive power 185,000; shared dispositive power 36,412,716; aggregate amount beneficially owned 36,597,716 (13.1% of the class)

## Item 1. Issuer
Name of issuer: Lyell Immunopharma, Inc.
Address of issuer's principal executive offices: 201 Haskins Way, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing: ARCH Venture Fund IX, L.P. ("AVF IX"); ARCH Venture Partners IX, L.P. ("AVP IX LP"); ARCH Venture Partners IX, LLC ("AVP IX LLC"); ARCH Venture Fund IX Overage, L.P. ("AVF IX Overage"); ARCH Venture Partners IX Overage, L.P. ("AVF IX Overage GP") (collectively, the "Reporting Entities" and individually, each a "Reporting Entity"); and Keith Crandell ("Crandell"), Robert Nelsen ("Nelsen") and Clinton Bybee ("Bybee") (collectively, the "Managing Directors" and individually, each a "Managing Director"). The Reporting Entities and the Managing Directors collectively are referred to as the "Reporting Persons".
Address of principal business office or, if none, residence: 8755 W. Higgins Avenue, Suite 1025, Chicago, IL 60631
Citizenship: Each of AVF IX, AVF IX LP, AVF IX Overage and AVF IX Overage GP, are limited partnerships organized under the laws of the State of Delaware. AVP IX LLC is a limited liability company organized under the laws of the State of Delaware. Each Managing Director is a US citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: AVF IX is the record owner of 18,206,358 shares of Common Stock (the "AVF IX Shares") as of December 31, 2024. AVP IX LP, as the sole general partner of AVF IX, may be deemed to beneficially own the AVF IX Shares. AVF IX Overage is the record owner of 18,206,358 shares of Common Stock (the "AVF IX Overage Shares"; combined with AVF IX Shares, the "Record Shares") as of December 31, 2024. AVF IX Overage GP, as the sole general partner of AVF IX Overage, may be deemed to beneficially own the AVF IX Overage Shares. AVP IX LLC, as the sole general partner of AVP IX LP and AVF IX Overage GP, may be deemed to beneficially own the Record Shares. As managing directors of AVP IX LLC, each Managing Director may also be deemed to share the power to direct the disposition and vote of the Record Shares. In addition, as of December 31, 2024, Nelsen is a holder of vested options to purchase 185,000 Shares of Common Stock (the "Vested Option Shares").
Percent of class: See line 11 of the cover sheets. The percentages set forth on the cover sheet for each Reporting Person is based upon 279,220,614 shares of common stock outstanding as of November 5, 2024, as reported on the Issuer's Form 10-Q as filed with the Securities and Exchange Commission on November 7, 2024. For Nelsen, the Vested Option Shares were included in the number of shares of Common Stock outstanding.
Sole power to vote or to direct the vote: See line 5 of the cover sheets.
Shared power to vote or to direct the vote: See line 6 of the cover sheets.
Sole power to dispose or to direct the disposition: See line 7 of the cover sheets.
Shared power to dispose or to direct the disposition: See line 8 of the cover sheets.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ARCH Venture Fund IX, L.P.: ARCH Venture Partners IX, L.P., its General Partner (02/14/2025)
- ARCH Venture Fund IX, L.P.: ARCH Venture Partners IX, LLC, its General Partner (02/14/2025)
- ARCH Venture Fund IX, L.P.: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (02/14/2025)
- ARCH Venture Fund IX Overage, L.P.: ARCH Venture Partners IX Overage, L.P., its General Partner (02/14/2025)
- ARCH Venture Fund IX Overage, L.P.: ARCH Venture Partners IX, LLC, its General Partner (02/14/2025)
- ARCH Venture Fund IX Overage, L.P.: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (02/14/2025)
- ARCH Venture Partners IX, L.P.: ARCH Venture Partners IX, LLC, its General Partner (02/14/2025)
- ARCH Venture Partners IX, L.P.: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (02/14/2025)
- ARCH Venture Partners IX Overage, L.P.: ARCH Venture Partners IX, LLC, its General Partner (02/14/2025)
- ARCH Venture Partners IX Overage, L.P.: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (02/14/2025)
- ARCH Venture Partners IX, LLC: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (02/14/2025)
- Keith Crandell: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Keith Crandell (02/14/2025)
- Clinton Bybee: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Clinton Bybee (02/14/2025)
- Robert Nelsen: /s/ Mark McDonnell, * Mark McDonnell, as Attorney-in-Fact for Robert Nelsen (02/14/2025)
Comment: * This Schedule 13G was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Gossamer Bio, Inc. by the Reporting Persons filed with the Securities Exchange Commission on February 7, 2019 and incorporated herein in its entirety by reference.